VIA EDGAR

July 10, 2018

Re:	British American Tobacco p.l.c. Form 20-F for the Year Ended December 31, 2017 Filed March 15, 2018 Form 6-K furnished May 2, 2018 File No. 001-38159

Dear Ms. Simpson and Ms. Erlanger:

On behalf of British American Tobacco p.l.c. (“BAT” and, together with its subsidiaries, the “Group”), we submit this letter in response to the comments and requests for additional information contained in your letter dated June 12, 2018 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), related to the above-referenced Form 20-F for the year ended December 31, 2017 (the “Form 20-F”) and Form 6-K furnished on May 2, 2018 and our prior response dated May 31, 2018 (the “Response Letter”) to your letter dated May 16, 2018. BAT has advised us as to the factual matters contained herein.

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below the comment our response. Unless the context otherwise requires, all references to page numbers and section headings in the response to the Staff’s comments correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F

General

1.
We note your response to prior comment four, however we continue to question how you are unable to develop an estimate of potential financial effect for your more significant tobacco litigation. Most of your reasons for not being able to develop an estimate appear to be general and representative of common features of the nature of contingent liabilities. For example, it is unclear how your argument that the damages sometimes are not alleged and when alleged may bear little or no relationship to the amounts of a potential adverse judgment, differs from any other contingency where there is not enough certainty to justify an accrual. We also note that you state verdicts can be reversed, modified, or reduced, however it seems that you still may be able to develop an estimate, even though the actual accrual or charge will not become known until closer to the final appeal stage. Based on the aforementioned considerations and the fact that there is significant risk noted in some of the current litigation, please provide us further details on how you address the guidance in paragraph 36 to 44 of IAS 37 to develop an estimate of the financial effect. Or alternatively, please tell us why an estimate is not practicable as indicated in paragraph 86 of IAS 37. Please revise or advise accordingly.

Response:

As stated in the Response Letter, the Group’s management has indicated that the Group monitors legal actions pending against Group companies to determine whether provisions or disclosure of contingent liabilities are required. The Group’s management has indicated that prior to the review referred to in the Response Letter and above, on a semi-annual basis a meeting is held at which the in-house litigation counsel team discusses the status of pending legal actions. During this discussion, the in-house litigation counsel team considers, among other things, the nature and status of each claim, the jurisdiction in which such claim is brought, the applicable litigation strategy and whether the quantum of damages being claimed is yet known. Based on this discussion, the Group’s corporate finance and in-house litigation counsel teams review and assess litigation pending against Group companies for the purpose of determining required provisions and disclosures for contingent liabilities.

In accordance with paragraph 14 of IAS 37, the Group recognizes a provision when a Group company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the loss, and discloses such estimate, as the Group has done in the case of the Fox River litigation, which is not tobacco related (see pages 184-185 of the Form 20-F, note 28, paragraphs 90 and 105). In the case of outstanding tobacco-related litigation, the Group’s management has indicated that the strength of the valid defenses to these cases and the general litigation defense strategy taken make it unclear if there is a present obligation and make the outflow of resources related to any individual case not probable. Moreover, it is not practicable to reliably estimate potential loss. Therefore, while such litigation claims can be classified as contingent liabilities, they are not the subject of any provision.

Even though no provision is required, paragraph 86 of IAS 37 requires disclosure of an estimate of the financial effect of contingent liabilities, unless such estimate is not practicable or the possibility of an outflow related thereto is remote. The Group’s management has indicated that given the factors related to the nature of tobacco-related litigation outlined in the Response Letter and as discussed below, its opinion, as supported by its independent legal advisors, is that it is not practicable to estimate the loss related thereto. In consideration of the foregoing, the Group evaluates the potential for risk of loss of its tobacco-related litigation on an individual case-by-case basis. Even though Group companies may have been party to similar litigation that has already concluded, the Group’s management has indicated that it is not practicable to extrapolate from these prior cases to determine a reliable estimate of loss or range of loss for other cases, even where the amount of damages may be specified in a claim.

In the example of the Engle progeny cases in the United States (of which there were approximately 2,569 cases pending as of December 31, 2017 that involved one or more Group companies), which the Group’s management evaluates consistently with its evaluation of its other tobacco-related litigation, in the three years ended December 31, 2017, only 107 cases had proceeded to phase three trials, received verdicts or judgements or had been appealed. As indicated on page 176 of the Form 20-F, 49 of these cases resulted in a verdict for the plaintiffs and the total damages awarded were US$336,757,755. The Group’s management has indicated that within this group of 49 cases, the damage awards ranged from US$100 to US$46,500,000. The majority of these awards relate to attorneys’ fees and punitive damages. Attorneys’ fees cannot be estimated until the conclusion of the litigation. Punitive damages are subject to a case-by-case determination, and the Group’s management has indicated that trends in the awards of such damages have changed over time. Indeed, the Group’s management has indicated that the calculation of damages, including attorneys’ fees and punitive damages, is an issue litigated from the initial filing through the cases’ final appeal. Accordingly, the amount of each claim is unknown at the outset and, even if one could estimate the number of cases in which plaintiffs may be successful, estimating the amount of damages is not practicable. Even though there is a history of plaintiffs being successful in the Engle progeny cases, no trend can be assessed. To extrapolate from the limited number of cases that have been finally resolved would be speculative, not useful to investors, and potentially misleading. Similar analysis is applicable to the Group companies’ other tobacco-related litigation.

In accordance with paragraph 91 of IAS 37, the disclosure on page 172 of the Form 20-F, note 28, paragraphs 1-6 and 9, provides investors with an explanation of the factors impacting the Group’s ability to reliably estimate an amount of loss or range of possible loss in pending litigation, and includes the following statement:

“The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.

There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco products that are pending in a number of jurisdictions. These proceedings include claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of pounds.

...

Although the Group believes that the Group’s companies have valid bases for appeals of adverse verdicts in their pending cases and valid defences to all actions and intends to defend them vigorously, litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.”

Even though it is not practicable to estimate the amount of loss associated with any such pending legal action, the Group’s management has indicated that it seeks to provide investors with an overview of outstanding cases and their scale and includes, among other things, detailed information regarding the status and number of its various tobacco-related cases or groups of cases. To further assist investors, in future annual reports on Form 20-F, the Group’s management has indicated that it will provide an overview of its then-outstanding tobacco-related litigation as of the year end and as of the prior year end, including the number of cases by type, with details of the quantum of past judgments awarded against Group companies, along with any settlements reached. For example, the Group’s management has indicated that it will use the table and related discussion below (addressing the period as of 31 December 2017) as a form of disclosure for future annual reports on Form 20-F after paragraph 9 of note 28.

**

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2017 and the increase or decrease from the number of cases pending against Group companies as of 31 December 2016. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified, along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter cases in the US described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below.  For a discussion of the non-tobacco related litigation pending against the Group, see note 28, paragraph 83, et seq.

Case Type	Case Numbers as at 31 December 2017	Case Numbers as at 31 December 2016(i)	Change in Number Increase / (Decrease)
US tobacco related actions
Medical reimbursement cases (ii)	2	2	No change
Class actions (iii)	24	25	(1)
Individual smoking and health cases (iv)	99	132	(33)
West Virginia IPIC (v)	1	1	No change
Engle Progeny Cases (vi)	2569	2822	(253)
Broin II Cases (vii)	2321	2406	(85)
Filter Cases (viii)	71	78	(7)
State Settlement Agreements – Enforcement and Validity (ix)	2	2	No change
Non-US tobacco related actions
Medical reimbursement cases	19	19	No change
Class actions (x)	14	14	No change
Individual smoking and health cases (xi)	120	130	(10)

(i) Includes cases to which the RAI group companies were a party at such date.

(ii) This category of cases includes the Department of Justice action. See note 28, paragraphs 24-28.

(iii) See note 28, paragraphs 29-36.

(iv) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 99 active individual smoking and health cases, 2 judgments have been returned in the plaintiffs’ favour, awarding damages totalling US$29.1 million, both of which are on appeal. For a further description of these cases, see note 28, paragraph 45.

(v) The West Virginia IPIC cases are a series of roughly 1,200 cases, filed in West Virginia beginning in 1999, asserting claims against PM USA, Lorillard Tobacco, RJRT, B&W and The American Tobacco Company. These cases were brought in consolidated proceedings in West Virginia alleging personal injuries. The one claim upon which plaintiffs prevailed was a limited failure to instruct claim covering a narrow window of time. Only 30 plaintiffs qualified to pursue that narrow claim. In 2017, those 30 plaintiffs agreed to resolve their claims for US$7,000 per case. That resolution is in the process of being documented as of 31 December 2017. In addition to the foregoing claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors (which have not been pursued in light of the result in the Phase I trial in defendants’ favour), as well as smokeless claims against various defendants including RJRT, Lorillard, American Snuff and B&W. 41 plaintiffs sought to pursue their smokeless claims in 2017. In autumn 2017, the 41 smokeless plaintiffs agreed to dismiss their claims without prejudice with a right to refile within two years. For a further discussion of the related plaintiffs claims, see note 28, paragraph 46.

(vi) In July 1998, trial began in Engle v R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, Lorillard Tobacco and B&W. In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion in punitive damages, apportioned US$36.3 billion to RJRT, US$17.6 billion to B&W, and US$16.3 billion to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed “Engle progeny cases”, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2015 and 31 December 2017, 49 judgments have been returned in the plaintiffs’ favour, awarding damages totalling US$336,757,755. Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2017. For a further description of the Engle progeny cases, see note 28, paragraphs 37-44.

(vii) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. Group companies’ liability under the settlement agreement in the originating class action totalled US$300 million to fund research on the detection and cure of tobacco related diseases and US$49 million in plaintiffs’ counsel fees and expenses. Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 28, paragraph 46.

(viii) Includes claims brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2015, Group companies have paid, or reached agreement to pay a total of approximately US$33.6 million in settlements to resolve 135 Filter cases. See note 28, paragraph 46.

(ix) Group companies’ expenses and payments under the State Settlement Agreements for 2017 amounted to US$2,856 million in respect of settlement expenses and US$4,612 million in respect of settlement cash payments. See note 28, paragraph 49. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJR Tobacco, B&W or Lorillard Tobacco is a party. See note 28, paragraphs 54-56.

(x) Outside the United States, there are 14 class actions being brought against Group companies (excluding one class action in Brazil that is included in the medical reimbursement category) as of 31 December 2017. These include class actions in the following jurisdictions: Brazil (1), Canada (11), Italy (1) and Venezuela (1). For a description of the Group companies’ class actions, see note 28, paragraphs 68-81.

Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion, of which the Group companies’ share is CAD$10.4 billion. The class actions are currently under appeal. For a further description of the Quebec class actions, see note 28, paragraph 75.

(xi) As at 31 December 2017, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (69), Italy (24), Chile (7), Canada (7), Argentina (6) and Ireland (2). There were a further five jurisdictions with one active case only. Out of these 120 cases, 1 judgment has been returned in the plaintiffs’ favour as of 31 December 2017, awarding damages totalling €874,196, which is currently on appeal.

**

As indicated in the Response Letter, the Group’s management does not foresee a change in the longstanding factors that make estimates of the relevant losses not practicable in the near term future. However, unless the outflow of resources is remote, the Group’s management has indicated that disclosure will include estimates of the financial effect of any contingent liability wherever such estimates can be made practicably and reliably, and a statement that a reliable estimate is not practicable, where applicable.1

1 In extremely rare cases, even if it were practicable to estimate the relevant loss, the Group’s management has indicated that it may not disclose an estimate where such disclosure would be expected to prejudice seriously the position of the relevant Group company on the subject matter of the provision or contingent liability. Were such a case to arise and were it practicable to estimate the relevant loss, the Group’s management has indicated that the Group would, in accordance with paragraph 92 of IAS 37, disclose the general nature of the dispute and the fact that, and reason why, such estimate had not been disclosed.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Effie Simpson
Attorney Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Claire Erlanger
Attorney Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Copies to:

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

J. Benedict Stevens
Finance Director
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Paul McCrory
Company Secretary
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

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